SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Berkshire Hathaway Inc.
NAME OF PERSON RELYING ON EXEMPTION: Hermes Investment Management Ltd.
ADDRESS OF PERSON RELYING ON EXEMPTION: Sixth Floor, 150 Cheapside, London EC2V 6ET
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

March 2021

Federated Hermes, California Public Employees Retirement System and Caisse Et Placement Du Quebec, as sponsors of the shareholder proposal on climate-related risks on the agenda of this year's annual meeting (Item 2), urge fellow Berkshire Hathaway shareholders to vote **FOR Item 2** for the reasons stated in the proxy statement and the additional reasons stated in the attached correspondence with the company.

Federated Hermes ⸗

Hermes Investment Management Limited
150 Cheapside, London EC2V 6ET
United Kingdom

+44 (0)20 7702 0888   Phone
+44 (0)20 7680 9452   Fax
www.FederatedHermes.com

SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Berkshire Hathaway Inc.
NAME OF PERSON RELYING ON EXEMPTION: Hermes Investment Management Ltd.
ADDRESS OF PERSON RELYING ON EXEMPTION: Sixth Floor, 150 Cheapside, London EC2V 6ET
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____

March 19, 2021

Federated Hermes, California Public Employees Retirement System and Caisse Et Placement Du Quebec, as sponsors of the shareholder proposal on climate-related risks on the agenda of this year's annual meeting (Item 2), urge fellow Berkshire Hathaway shareholders to vote **FOR Item 2** for the reasons stated in the proxy statement and the additional reasons stated in the attached correspondence with the company.

Item 2 states, in part:

2. SHAREHOLDER PROPOSAL

California Public Employees Retirement System ("CalPERS"), Federated Hermes and Caisse Et Placement Du Quebec ("CDPQ") each own shares of Berkshire Common Stock with a value in excess of $2,000 and are co-sponsoring and have given notice that a representative from Federated Hermes intends to present for action at the meeting the following proposal.

Resolved: In order to promote the long-term success of Berkshire Hathaway Inc. (the "Company") and so investors can understand and manage risk more effectively, shareowners request that the board of the Company publish an annual assessment addressing how the Company manages physical and transitional climate-related risks and opportunities, commencing prior to its 2022 annual shareholders' meeting. At the board's discretion, shareholders recommend that the report also includes:

1. Summaries of risks and opportunities for each of the Company's subsidiaries and investee organizations that the board believes could be materially impacted by, or significantly contributing to, climate change;

2. An explanation of how the board oversees and manages climate-related risks and opportunities; and,

3. An examination of the feasibility of the Company establishing science-based, greenhouse gas (GHG) reduction targets, consistent with limiting climate change to well-below 2C.

The disclosure ought to include the details of any scenarios used, along with any material assumptions for determining physical and transitional risks for the Company's subsidiaries and investee organizations which

Registered office: Sixth Floor, 150 Cheapside, London EC2V 6ET
Company registered in England and Wales, No. 2466043.
Authorised and regulated by the Financial Conduct Authority.

are deemed by the Company to be materially impacted by climate change and the energy transition. The assessment may be a stand-alone report or incorporated into existing reporting, and may cover topics such as governance, strategy, risk management, and metrics & targets. The assessment should be prepared at reasonable cost and omit proprietary information.

Supporting Statement

Climate change and the energy transition to a low-carbon economy pose a systemic risk to the economy. Many risks are already taking effect, impacting the value of companies across multiple sectors. All companies should recognize and appraise physical and transitional climate risks. These risks and the board's approach to their management, including any plans to achieve net-zero emissions, should be disclosed to enable these to be appraised by investors. We consider the Company's current level of disclosure to be insufficient for investors to fully appraise its material climate-related risks and opportunities.

The Company's disclosures show that it is concerned about the long-term viability of the companies it owns and in which it invests. The disclosure of climate-related information complements this long-term approach. We recommend that the board consider aligning the disclosure of the Company's climate-related risks and opportunities with the recommendations of the Task Force on Climaterelated Financial Disclosures (TCFD). Over 1,440 companies, including United States based industrial companies, support the TCFD recommendations, with 59 of the Climate Action 100+ companies already reporting in line with this framework.

Many corporations have joined the Science Based Targets Initiative (SBTi) to set verifiable science-based greenhouse gas reduction targets consistent with limiting global emissions to well below 2C. For example, CSX, a competitor to the Company's BNSF railroad subsidiary, and National Grid, an electric utility company, are two of over 450 companies whose greenhouse gas targets have been verified and approved by the SBTi. Union Pacific, another competitor of BNSF, has committed to setting science-based targets, joining over 500 companies that have made such commitments to the SBTi.

Sincerely,

Timothy Youmans
Lead-North America
EOS at Federated Hermes
Phone: +1-347-405-2266
Email: Timothy.Youmans@hermes-investment.com
1001 Liberty Avenue
Pittsburgh, PA 15222 USA
Switchboard: +1-412-576-6252
www.federatedhermes.com

Registered office: Sixth Floor, 150 Cheapside, London EC2V 6ET
Company registered in England and Wales, No. 2466043.
Authorised and regulated by the Financial Conduct Authority.

+44 (0)20 7702 0888   Phone
+44 (0)20 7680 9452   Fax
www.FederatedHermes.com

Federated Hermes

March 12, 2021

Mr. Marc Hamburg
Senior Vice President – CFO and Secretary
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131   Via email to: mdhamburg@brka.com

Re: Berkshire Hathaway Inc. shareholder proposal for the 2021 annual meeting

Dear Marc,

Thank you for your email to me of yesterday, where you said:

> *I wanted to let you know that I provided a copy of your letter to Mr. Buffett. He asked me to communicate to you that he has no interest in discussing the proposal with you. However, he does hope that you will be able to present your shareholder proposal at the upcoming Berkshire Hathaway Inc. shareholders meeting …*

and you also provided meeting-related logistics information.

Thank you for providing our letter of March 10, 2021 to Mr. Buffett. While the shareholder proposal co-sponsors CalPERS, CDPQ and Federated Hermes are disappointed that we will not have parent company - shareholder engagement dialog about the board's draft opposition statement prior to the company annual meeting, please tell Mr. Buffett that I accept his kind invitation for me to attend the annual meeting and to present our shareholder proposal in person in the Los Angeles studio from which the May 1, 2021 Berkshire Hathaway annual meeting will be broadcast.

I will correspond with you by email regarding further annual meeting arrangements.

It is the shareholder proposal co-sponsors' intention to publicly disclose, in the next few days, this letter as well as our letter of March 10, 2021.

Yours sincerely,

Timothy Youmans
Lead-North America
EOS at Federated Hermes
Phone: +1-347-405-2266
Email: Timothy.Youmans@hermes-investment.com
1001 Liberty Avenue
Pittsburgh, PA 15222 USA
Switchboard: +1-412-576-6252
www.federatedhermes.com

Registered office: Sixth Floor, 150 Cheapside, London EC2V 6ET
Company registered in England and Wales, No. 2466043.
Authorised and regulated by the Financial Conduct Authority.

Federated Hermes

Hermes Investment Management Limited
150 Cheapside, London EC2V 6ET
United Kingdom

+44 (0)20 7702 0888   Phone
+44 (0)20 7680 9452   Fax
www.FederatedHermes.com

March 10, 2021

Mr. Warren Buffett
Chair and CEO
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

Via email to:
emschmidt@brka.com
mdhamburg@brka.com

Re: Berkshire Hathaway Inc. shareholder proposal for the 2021 annual meeting

Dear Mr. Buffett,

On behalf of my shareholder proposal co-sponsors CalPERS and CDPQ, I confirm the reception of Mr. Hamburg's letter on February 11th (attached) informing us of the company's intention to include our shareholder proposal on the disclosure of material climate-related risks and opportunities in the definitive proxy statement for the 2021 annual meeting. Thank you for providing the draft of the directors' opposition statement alongside it.

Based on our review of the statement, we think that, prior to the annual meeting, it would be beneficial to discuss with you, or the appropriate board member representative, the specifics of the resolution and what we as institutional investors expect to see in future reporting cycles. We ask for such a meeting by phone or video conference.

We found the response from the board to be enlightening and ask that the board reconsider its opposition and instead support the shareholder proposal for the following reasons:

1. While the board feels that "Berkshire manages its operating businesses on an unusually decentralized basis. There are few centralized or integrated business functions … the board believes that the shareholder proposal is inconsistent with Berkshire's culture …", we note that, despite Berkshire's culture and decentralized management, shareholders can only purchase shares in the combined parent-company entity, not in the individual subsidiaries that may or may not have the climate disclosures the company cites in its draft opposition statement.

2. With respect to the adequacy of Berkshire's current combined climate-related financial disclosures, on page K-67 of the company's 2020 annual report, the company's auditor, Deloitte & Touche LLP states: "To the Shareholders and the Board of Directors of Berkshire Hathaway Inc. … In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company." However, shareholders – that can only buy shares in the combined parent company - cannot assess the accuracy of this auditor opinion if the parent company does not make combined climate-related financial disclosures at the parent company level. Investors feel such climate related financial disclosures may be material at the company's largest subsidiaries, including insurance,

Registered office: Sixth Floor, 150 Cheapside, London EC2V 6ET
Company registered in England and Wales, No. 2466043.
Authorised and regulated by the Financial Conduct Authority.

railroad, utilities and others. Therefore, when combined, such disclosures may be material to investors on an ultimate parent corporation basis, which is the only basis on which Berkshire Hathaway shares can be purchased.

3. While we have engaged with the company at the subsidiary (Berkshire Hathaway Energy) level, the company has been non-responsive to our repeated requests - for more than a year - to engage at the parent company level on climate-related targets and reporting. We believe open conversation on the matter could be beneficial for both parties and tackling the risk disclosures of the combined company could become a great competitive advantage for the company in the long term, considering the growing impacts of climate change.

4. We have reached out to the company's lead audit partner at Deloitte, Ms. Wendy Fletcher[1]. We also note that the company chair is a leading signatory of the Commonsense Corporate Governance Principles 2.0, which state, in part, that "In addition to its other responsibilities, the audit committee should focus on whether the company's financial statements would be prepared or disclosed in a materially different manner if the external auditor itself were solely responsible for their preparation." It is in this context that we will ask Deloitte as your financial auditor to address how it independently evaluates company climate-related financial disclosures, risk, and opportunities at Berkshire, much in the same way that Deloitte exercises "a high degree of auditor judgment" in assessing goodwill and indefinite-lived intangible assets across the combined company (2020 Annual Report, "Critical Audit Matters", page K-69).

5. In its 2015 Annual Report, the company described "Pascal's Wager on the Existence of God" as an analogous way to address the climate crisis. Unlike in Pascal's Wager, where the probability was low, the probability of unprecedented climate-related economic damages is extremely high, with the Intergovernmental Panel on Climate Change (IPCC), the global authority on climate science, indicating with "high confidence" the likeliness of these future damages. As is also stated in the 2015 Annual Report, a precautionary approach should be taken to such risks, with the costs of acting now being far lower than future mitigation or adaptation costs. In our opinion, a precautionary approach to managing climate-related risks would involve all companies striving to rapidly reduce emissions at a pace consistent with limiting warming to 1.5°C. Currently, it is not possible to discern from Berkshire Hathaway's disclosures whether this is the case, if any of its subsidiaries have targets to reduce emissions at this proposed rate, or what the aggregate reduction rate might be for the combined company.

6. The company also suggests in the 2015 Annual Report that as climate risk increases insurance premiums will simply be adjusted upwards accordingly. We feel such an approach shows little consideration for the socioeconomic implications of climate change and is contrary to the purpose of an industry that aims to protect citizens. We also think this

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[1] According to lead auditor database at PCAOB as of March 2021

Registered office: Sixth Floor, 150 Cheapside, London EC2V 6ET
Company registered in England and Wales, No. 2466043.
Authorised and regulated by the Financial Conduct Authority.

approach is predicated on flawed assumptions. As climate risks increase in frequency and intensity, much of the world will become uninsurable, or premiums will be too costly and will force organisations and citizens to self-insure or to disintermediate re-insurance. This in turn will reduce the insurance customer pool and its future revenue stream. Furthermore, whilst we know that the frequency of climate risks will increase, we are also entering uncharted territory for the climate system, and predicting when and where events will occur will become increasingly challenging, even for the best climate actuaries.

Returning to the role of the company's independent auditor, we note that Deloitte asserts:

> *Climate change is not a choice. It's billions of them … To do our part to help the world achieve the goals of the Paris Agreement, Deloitte has launched* WorldClimate*, our strategy to drive responsible climate choices within our organization and beyond … The opportunity to create a more sustainable world is at our collective fingertips. We all are compelled to act.*[2]

We ask the company's board to act by supporting our shareholder proposal on reporting of climate-related risks and opportunities. We believe that both board and investor support of this resolution are necessary so that shareholders, who can only buy shares in the combined parent company, can properly appraise the combined risks that exist across Berkshire Hathaway's subsidiaries and to demonstrate that material risks such as climate change, are being transitioned or managed appropriately by the company.

Thank you.

Yours sincerely,

Timothy Youmans
Lead-North America
EOS at Federated Hermes
Phone: +1-347-405-2266
Email: Timothy.Youmans@hermes-investment.com
1001 Liberty Avenue
Pittsburgh, PA 15222 USA
Switchboard: +1-412-576-6252
www.federatedhermes.com

cc: Mr. Marc D. Hamburg, Secretary

Attached:
1) Marc D. Hamburg letter of February 11, 2021

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[2] Deloitte WorldClimate "About us": https://www2.deloitte.com/global/en/pages/about-deloitte/articles/world-climate.html

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

SUITE 1440

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

February 11, 2021

VIA FEDERAL EXPRESS and E-MAIL Timothy.Youmans@hermes-investment.com

Mr. Timothy Youmans
Federated Hermes
1001 Liberty Avenue
Pittsburgh, PA 15222

Re: Berkshire Hathaway Inc. Shareholder Proposal

Dear Mr. Youmans:

Pursuant to Question 13 of Regulation 240.14a-8(m) of the Securities Exchange Act of 1934, enclosed is a draft copy of the section of our proxy statement with respect to your proposal regarding the reporting of climate-related risks and opportunities. The opposition statement of the Berkshire Hathaway Board of Directors is also included in the enclosed draft. Berkshire Hathaway intends to include your proposal along with the opposition statement in its definitive proxy statement which is currently expected to be filed with the Securities and Exchange Commission on or about March 15, 2021.

Very truly yours,

BERKSHIRE HATHAWAY INC.

By Marc D. Hamburg
Senior Vice President

MDH/es

Enclosure

SHAREHOLDER PROPOSAL

California Public Employees Retirement System ("CalPERS"), Federated Hermes and Caisse Et Placement Du Quebec ("CDPQ") each own shares of Berkshire Common Stock with a value in excess of $2,000 and are co-sponsoring and have given notice that a representative from Federated Hermes intends to present for action at the meeting the following proposal.

Resolved: In order to promote the long-term success of Berkshire Hathaway Inc. (the "Company") and so investors can understand and manage risk more effectively, shareowners request that the board of the Company publish an annual assessment addressing how the Company manages physical and transitional climate-related risks and opportunities, commencing prior to its 2022 annual shareholders' meeting. At the board's discretion, shareholders recommend that the report also includes:

1. Summaries of risks and opportunities for each of the Company's subsidiaries and investee organizations that the board believes could be materially impacted by, or significantly contribution to, climate change;

2. An explanation of how the board oversees and manages climate-related risks and opportunities; and,

3. An examination of the feasibility of the Company establishing science-based, greenhouse gas (GHG) reduction targets, consistent with limiting climate change to well-below 2C.

The disclosure ought to include the details of any scenarios used, along with any material assumptions for determining physical and transitional risks for the Company's subsidiaries and investee organizations which are deemed by the Company to be materially impacted by climate change and the energy transition. The assessment may be a stand-alone report or incorporated into existing reporting, and may cover topics such as governance, strategy, risk management, and metrics & targets. The assessment should be prepared at reasonable cost and omit proprietary information.

Supporting Statement

Climate change and the energy transition to a low-carbon economy pose a systemic risk to the economy. Many risks are already taking effect, impacting the value of companies across multiple sectors. All companies should recognize and appraise physical and transitional climate risks. These risks and the board's approach to their management, including any plans to achieve net-zero emissions, should be disclosed to enable these to be appraised by investors. We consider the Company's current level of disclosure to be insufficient for investors to fully appraise its material climate-related risks and opportunities.

The Company's disclosures show that it is concerned about the long-term viability of the companies it owns and in which it invests. The disclosure of climate-related information complements this long-term approach. We recommend that the board consider aligning the disclosure of the Company's climate-related risks and opportunities with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Over 1,440 companies, including United States based industrial companies, support the TCFD recommendations, with 59 of the Climate Action 100+ companies already reporting in line with this framework.

Many corporations have joined the Science Based Targets Initiative (SBTi) to set verifiable science-based greenhouse gas reduction targets consistent with limiting global emissions to well below 2C. For example, CSX, a competitor to the Company's BNSF railroad subsidiary, and National Grid, an electric utility company, are two of over 450 companies whose greenhouse gas targets have been verified and approved by the SBTi. Union Pacific, another competitor of BNSF, has committed to setting science-based targets, joining over 500 companies that have made such commitments to the SBTi.

THE BOARD OF DIRECTORS UNANIMOUSLY FAVORS A VOTE <u>AGAINST</u> THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors does not believe that issuance of an annual assessment addressing how Berkshire manages physical and transitional climate-related risks and opportunities for each of its subsidiaries and investee organizations is necessary.

The Board recognizes the importance of responsibly managing climate-related risks to both shareholders and the future of Berkshire and its operating businesses. The Board regularly receives reports on the major risks and opportunities of the operating companies, including those related to climate, and discusses those risks and opportunities. Berkshire manages its operating businesses on an unusually decentralized basis. There are few centralized or integrated business functions. We want our managers to do the right things and we give them enormous latitude to do that; consistent with our business model, each subsidiary is independently responsible for identifying and managing the risks and opportunities associated with their business, including those related to climate change.

The outcomes of our approach have been prolific. For example, Berkshire Hathaway Energy determined independently that it would support the Paris Agreement on climate change in 2015 and has been increasing its investment in renewables ever since. In addition, Berkshire Hathaway Energy is partnering with organizations such as Third Derivative, a global coalition of climate-focused startups, investors and strategic corporate partners working together to provide funding and support for the most promising technologies to accelerate reductions in global carbon emissions.

At BNSF, rail is already the most carbon-efficient land transport mode, and shippers who use rail instead of trucks cut their carbon emissions by up to two-thirds. In addition, BNSF has long-standing fuel reduction initiatives that use both operational practices and technology to reduce carbon intensity. Further, BNSF is working with partners to continually develop new technologies that lower fuel usage and reduce carbon emissions, such as the pilot of battery-electric locomotives with global equipment provider Wabtec.

In response to a prior shareholder proposal regarding concerns about the effect of climate change on Berkshire's insurance operations, Mr. Buffett explained why he did not believe climate change was a major threat to Berkshire's insurance operations. Mr. Buffett's full explanation can be found on pages 25 and 26 of Berkshire's 2015 Annual Report (berkshirehathaway.com/2015ar/2015ar.pdf).

Through their evaluations of climate-related risks and opportunities, Berkshire businesses may determine it is advantageous to publicly commit to reducing their emissions. These public commitments may also lead to a formal submittal under a partnership such as the Science Based Targets initiative like Brooks Sports and Fruit of the Loom have done. Our businesses will continue to learn from such participation in these partnerships.

Other Berkshire businesses are making similar decisions that make great sense for the environment and Berkshire's economics. These decisions are determined by their respective management teams and not as a result of an edict or requirement mandated by Berkshire's corporate management team. The leaders of Berkshire's business groups embrace this culture, and we are seeing great results.

Berkshire has been continuously anticipating and responding to major changes in its business since Mr. Buffett became its controlling shareholder in 1965 and its CEO in 1970. Since many of Berkshire's subsidiaries are already making sound climate-related decisions, and more importantly because the Board believes that the shareholder proposal is inconsistent with Berkshire's culture, the Board recommends that our shareholders vote against the shareholder proposal.